

Mail Stop 4631

January 20, 2010

By U.S. Mail and Facsimile

Mr. Anthony J. Branca
Chief Financial Officer
ICON Capital Corp.
100 Fifth Avenue – 4th Floor
New York, NY 10011

Re: **ICON Cash Flow Partners, L.P. Seven Liquidating Trust**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 001-27926

Dear Mr. Branca:

      We have reviewed your response letter dated January 4, 2010 and have the
following additional comment. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. After reviewing this
information, we may or may not raise additional comments.

1.   We note that you have not provided the Tandy language requested in our previous
        comment letter dated December 28, 2009. In this regard, please provide us with
        the following statements, in writing, as signed by an employee of your company,
        acknowledging that:
        - the company is responsible for the adequacy and accuracy of the disclosure in
          their filings;
        - staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing;
          and
        - the company may not assert staff comments as a defense in any proceeding
          initiated by the Commission or any person under the federal securities laws of
          the United States.

                                    *   *   *

      Please respond to this comment within 10 business days, or tell us when you will
provide us with a response. Please provide us with a response letter that keys your
response to our comment and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your response to our comment.

      If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant